06008709

AB 5/11

UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response: 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE
8- 66446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/12/2004 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:AMERICAN UNION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET 15th Floor
(No. and Street)

NEW YORK NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN LEO 212-232-0120
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE AND COMPANY, LLC
(Name - if *individual, state last, first, middle name)*

200 HADDONFIELD BERLIN ROAD GIBBSBORO NJ 08026
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

1,JOHN LEO , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN UNION SECURITIES, INC. , as of DECEMBER 31 ,20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY JOHN P. LO PRESTI, JR. PUBLIC, STATE OF NEW YORK NO. 43-4634483 QUALIFIED IN RICHMOND COUNTY COMMISSION EXPIRES JULY 31, 2006

DATED: 3/5/06

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital,
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
☐ (in) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

AMERICAN UNION SECURITIES, INC.

RESTATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

AMERICAN UNION SECURITIES, INC.
RESTATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

	Pages
Affirmation of Officer	1-2
Independent Auditors' Report	3-4
Financial Statements	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Stockholders' Equity	7
Statement of Changes in Subordinated Borrowings	8
Statement of Cash Flows	9
Notes to Financial Statements	10-14
Supplemental Information	
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	15
Report on Internal Control	16-17

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
American Union Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of American Union Securities, Inc. as of December 31, 2005, and the related statement of operations, changes in stockholder's equity and cash flows for the period November 12, 2004 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Union Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the period November 12, 2004 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As noted in Note 12, the Company has amended its previously issued financial statements for the period November 12, 2004 through December 31, 2005 on it's report dated February 3, 2006.

The Company has amended these financial statements to reclassify $42,263 as Liabilities Subordinated to General Creditors for the period November 12, 2004 through December 31, 2005. In addition, the net loss for the period November 12, 2004 through December 31, 2005 has decreased from ($141,354) to ($140,734) due to a reclassification

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 3, 2006, except Note 12, dated May 2, 2006

AMERICAN UNION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION -
DECEMBER 31, 2005

ASSETS

		Restated
Current Assets:		
Cash	$	172,811
Securites owned, at market		120,595
Total current assets		293,406
Property and Equipment:		
Computers		11,462
Office equipment		3,764
		15,226
Less :Accumulated depreciation		(4,340)
Property and equipment, net		10,886
Other Assets:		
Security deposits		58,634
Loan receivable		42,263
Total Other Assets		100,897
TOTAL ASSETS	$	405,189

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	9,000
Accrued interest		4,920
Total current liabilities		13,920
LONG-TERM LIABILITIES:		
Long-term debt		192,263
TOTAL LIABILITIES		206,183
STOCKHOLDERS' EQUITY		
Common stock, $ .001 par value, 6,000,000 shares authorized, 100 shares issued and outstanding		2
Additional paid-in capital		429,998
Accumulated deficit		(230,994)
Total stockholders' equity		199,006
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	405,189

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD NOVEMBER 12, 2004 TO DECEMBER 31, 2005

	RESTATED
REVENUES	
Revenue	$ 355,399
Interest income	294
Total revenue	355,693
OPERATING EXPENSES	
Realized and unrealized losses	175,436
Compensation	122,750
Rent	119,369
Professional services	15,121
Office	44,691
Depreciation	3,408
Interest	4,920
Utilities	10,732
Total operating expenses	496,427
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(140,734)
Provision for income taxes	-
NET LOSS	$ (140,734)

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - RESTATED
FOR THE PERIOD NOVEMBER 12, 2004 TO DECEMBER 31, 2005

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, November 12, 2004	-	$ -	-	$ -	$ -	$ (90,260)	$ (90,260)
Common shares issued to founders	-	-	100	2	(2)	-	-
Contributed capital	-	-	-	-	470,000	-	470,000
Return of capital	-	-	-	-	(40,000)	-	(40,000)
Net loss for the period	-	-	-	-	-	(140,734)	(140,734)
Balance, December 31, 2005 as restated	-	$ -	100	$ 2	$ 429,998	$ (230,994)	$ 199,006

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD NOVEMBER 12, 2004 TO DECEMBER 31, 2005

	RESTATED
Subordinated borrowings at November 12, 2004	$ 192,263
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2005	$ 192,263

The accompanying notes are an integral part of these financial statements.

AMERICAN UNION SECURITIES, INC.
STATEMENT OF CASH FLOWS - AMENDED
FOR THE PERIOD NOVEMBER 12, 2004 TO DECEMBER 31, 2005

	RESTATED
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (140,734)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,408
Changes in assets and liabilities:	
Decrease in deposits	25,130
(Increase) in securities	(120,596)
Increase in accrued expenses and interest	13,920
Total adjustments	(78,138)
Net cash (used in) operating activities	(218,872)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(1,987)
Investment receivable	(42,262)
Net cash (used in) investing activities	(44,249)
CASH FLOWS FROM FINANCING ACTIVITIES	
Return of capital	(40,000)
Contribution of capital	430,000
Net cash provided by financing activities	390,000
INCREASE IN CASH AND CASH EQUIVALENTS	126,879
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	45,932
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 172,811

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

American Union Securities, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company incorporated in the State of New York on June 9, 2004. The Company commenced operations as a broker-dealer on November 12, 2004.

The Company is negotiating an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

As noted in Note 12 the Company has amended its previously issued financial statements for the period November 12, 2004 through December 31, 2005 on it's report dated February 3, 2006.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

Income taxes are computed on the pretax income, offset by pre-existing net operating losses, based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment. Depreciation expense was $3,408 for the period November 12, 2004 to December 31, 2005.

NOTE 2. CLEARING AGREEMENT

In accordance with the Company's future agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

NOTE 3. REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company has regulatory net capital of approximately $247,501 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4. COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

OPERATING LEASE

The Company leases office space under a five-year lease agreement that will expire in June 2009. Currently, the Company is paying $8,377 per month as a base rent until June 30, 2007 and then $8,655 per month until the lease ends on June 30, 2009. The minimum rentals for the remainder of the lease is $358,506.

Rent expense for the period ended December 31, 2005 was $119,369.

2006	$ 100,524
2007	102,192
2008	103,860
2009	51,930
Total Rents	$ 358,506

NOTE 5. MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2005, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities (net of unrealized appreciation)	$ 120,596	100%

NOTE 6. SECURITY DEPOSITS

The Company has a security deposit with it's landlord in the amount of $58,633 as of December 31, 2005.

NOTE 7. FIXED ASSETS

Fixed assets at December 31, 2005 are as follows:

Office equipment and furniture	$ 3,764
Computer	11,462
Accumulated depreciation	(4,340)
	$ 10,886

Depreciation expense was $3,408 for the period ended December 31, 2005.

NOTE 8. SECURITIES SOLD, NOT YET PURCHASED

The Company may, from time to time, sell securities it does not own in anticipation of a decline in the fair value of those securities. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sells the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. At December 31, 2005, there is no obligation for securities sold, not yet purchased.

NOTE 9. INVESTMENTS

The Company owns 19,200,000 shares of thinly traded stock that they have set up a complete 100% valuation allowance.

NOTE 10. PENSION PLAN

The Company does not have a retirement plan.

NOTE 11. INCOME TAXES

The Company has an accumulated deficit of $230,164 at December 31, 2005 to offset future taxable income through 2023.

	December 31, 2005
Deferred tax assets	$ 81,065
Less: valuation account	(81,065)
Total	$ -

NOTE 12. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has amended it's previously issued financial statements for the period November 12, 2004 through December 31, 2005 on it's report dated February 3, 2006 in response to the National Association of Securities Dealers, Inc. (NASD) letter dated April 4, 2006. The Company has amended these financial statements to reclassify $42,263 as "Liabilities Subordinated to General Creditor" for the period November 12, 2004 through December 31, 2005.

In addition, the net loss for the period November 12, 2004 through December 31, 2006 has decreased from ($141,354) to ($140,734) due to a reclassification

SUPPLEMENTAL SCHEDULE

AMERICAN UNON SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		RESTATED
Computation of Net Capital		
Total stockholders' equity from statement of financial condition		$ 199,006
Less: Non-allowable assets		
Fixed Assets - Net	$ 10,886	
Security deposit	$ 58,633	
Loan receivable	42,263	
Total non-allowable assets		(111,782)
Add: Subordinated agreement		192,263
Less : Haircut valuations and undue concentration		(31,986)
NET CAPITAL		$ 247,501
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $13,920 pursuant to Rule 15c3-1		$ 928
Minimum dollar per capital requirements of reporting broker/dealer		$ 100,000
Minimum net capital requirements of reporting broker/dealer		$ 100,000
EXCESS NET CAPITAL		$ 147,501
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 13,920
Percentage of aggregate indebtedness to net capital		5.62%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

Board of Directors
American Union Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Union Securities, Inc. for the period November 12, 2004 to December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 3, 2006